EXHIBIT 12-1

SMURFIT STONE CONTAINER ENTERPRISES, INC.

CALCULATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES

(In millions)

	Year Ended December 31,
	2002	2003	2004	2005	2006

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$43	$(346)	$(126)	$(619)	$(110)

Add (deduct):
Interest expense (a)	357	341	343	347	344
Interest component of rental expense (c)	40	39	34	34	38
Undistributed (earnings) loss of owned affiliates	(5)	(4)	1	3	3
Amortization/Deprec of capitalized interest (d)	5	5	5	5	5

Earnings available for fixed charges	$440	$35	$257	$(230)	$280

Fixed charges:
Interest expense (a)	$357	$341	$343	$347	$344
Capitalized interest	7	7	5	8	8
Interest component of rental expense (c)	40	39	34	34	38

Total combined fixed charges	$404	$387	$382	$389	$390

Ratio of earnings to fixed charges	1.09	(b)	(b)	(b)	(b)

(a)             Interest expense includes amortization of debt issuance cost of $9 million in 2002, $10 million in 2003, $11 million in 2004, $9 million in 2005 and $9 million in 2006.

(b)            Earnings were inadequate to cover combined fixed charges for 2003 through 2006 by $352 million, $125 million, $619 million and $110 million, respectively.

(c)             The interest component of rental expense was deemed to be one-fourth of lease rental expense.

(d)            The amortization/deprec of captialized interest was estimated as the average of capitalized interest from 2002-2006, multiplied by 75%.